ggerstman@sidley.com
(312) 853-2060
September 26, 2008
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Wray
                 Staff Attorney

Re:	SXC Health Solutions Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-52073
Dear Ms. Wray:
     This letter is submitted on behalf of SXC Health Solutions Corp. (the “Company”) in connection with the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s above-referenced filing as set forth in your letter dated September 19, 2008 to Jeffrey Park, Chief Financial Officer of the Company (the “Comment Letter”).
     The Company hereby requests that the Staff accept a deferral of the date for the Company’s response to the Comment Letter to October 19, 2008. Based on our conversations on September 23, 2008, the Company’s proposal is acceptable to the Staff. If there are any questions or concerns about the Company’s request, please do not hesitate to contact me by telephone at (312) 853-2060 or by facsimile at (312) 853-7036.

Regards,
/s/ Gary D. Gerstman

Gary D. Gerstman

Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships